

10027987

washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 53003

REPORT FOR THE PERIOD BEGINNING $\underline{\text{January 31, 2009}}$ AND ENDING $\underline{\text{December 31, 2009}}$ ✕

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rhône Group Advisors L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

630 Fifth Avenue
(No. and Street)

New York	N.Y.	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
(212) 218 6700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Allison Steiner_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Rhône Group Advisors L.L.C._____ , as of _____December 31_____ , 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State Of New York ss
County Of New York
Sworn To Before Me

2/25/10

_____
Signature   2/25/10

_____
Notary Public

Chief Compliance Officer
Title

**ALAN SCHNUER 01SC4991026
NOTARY PUBLIC STATE OF NEW YORK
QUALIED IN NEW YORK COUNTY
COMMISSION EXPIRES JAN 21 2014**

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rhône Group Advisors L.L.C.
(A Wholly-owned Subsidiary of Rhône Group L.L.C.)
(SEC I.D. No.8-53003)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities and Exchange Act of 1934
as a PUBLIC DOCUMENT.

Rhône Group Advisors L.L.C.

Statement of Financial Condition

December 31, 2009

Contents

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Rhône Group Advisors L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of Rhone Group Advisors L.L.C. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Rhone Group Advisors L.L.C. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2010

Rhône Group Advisors L.L.C.

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	807,266
Due from Parent		34,733
Prepaid expenses		22,730
Total assets	$	864,729

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	30,000
Member's equity		834,729
Total liabilities and member's equity	$	864,729

See accompanying notes to this statement of financial condition.

Rhône Group Advisors L.L.C.

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Business

Rhône Group Advisors L.L.C. (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), (formerly the National Association of Securities Dealers ("NASD")). The Company was formed by Rhône Group L.L.C. ("Group" or "Parent") on August 11, 2000 and is a wholly-owned subsidiary of Group. The Company subsequently received its membership with NASD on February 21, 2001 for the purpose of acting as a broker-dealer in selling financial advisory services, limited partnerships in primary distributions and private placement of securities. Prior to forming the Company, Group had been a registered broker-dealer and maintained NASD membership from December 1996 to March 2001. The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i) of that rule.

The Company earns and recognizes revenues from advisory services and commission fees.

2. Summary of Significant Accounting Policies

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles generally accepted in United States of America ("GAAP"). The following is a summary of the significant accounting and reporting policies used in preparing the statement of financial condition.

Cash and Cash Equivalents

The Company considers all demand deposits with banks with maturities of up to three months when acquired to be cash and cash equivalents. The cash equivalents are invested in money market funds.

Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Recent Accounting Pronouncement

In July 2009, the Financial Accounting Standards Board ("FASB") issued guidance on the Accounting Standards Codification and the hierarchy of generally accepted accounting principles (issued as SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162) which established the FASB Standards Accounting Codification ("Codification") as the source of

Rhône Group Advisors L.L.C.

Notes to Statement of Financial Condition (continued)

3. Recent Accounting Pronouncement (continued)

authoritative GAAP recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification will supersede all the existing non-SEC accounting and reporting standards upon its effective date and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. This guidance also replaces the prior guidance regarding the GAAP hierarchy, given that once in effect, the guidance within the Codification will carry the same level of authority. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

The Company adopted the guidance effective with the issuance of its December 31, 2009 financial statements. As the guidance is limited to disclosure in financial statements and the manner in which the Company refers to GAAP authoritative literature there was no material impact on the Company's financial statements.

In May 2009, the FASB issued FAS No. 165, "Subsequent Events," which is now a sub topic within ASC 855-10 "Subsequent Events" ("ASC 855-10). ASC 855-10 establishes principles and requirements for subsequent events by setting forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. ASC 855-10 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. There are no events from December 31, 2009 through February 25, 2010, the date the financial statements were issued, requiring adjustments or disclosure to the financial statements. The adoption of ASC 855-10 did not have a material effect on the Company's statement of financial condition, income or cash flows.

4. Income Taxes

Federal, state and local income taxes have not been provided for on the profits of the Company as members of Group are individually liable for their own tax payments.

The Company is organized as a single member Limited Liability Company and as such is a disregarded entity for income tax purposes. No provision for federal or state and local income taxes has been made since the owner of the Company is responsible for any income taxes associated with such income. Parent is the owner and may be liable for New York City Unincorporated Business Tax ("UBT"). Parent records any corresponding tax benefit or liability on its consolidated financial statements. During the year ended December 31, 2009, losses were generated by the Company, creating a UBT deferred tax benefit for the Parent. This benefit will offset current or future years UBT of the Parent. As a loss was generated by the Company, the

4

4. Income Taxes (continued)

related UBT benefit has been allocated from Parent, pursuant to an Amended and Restated Administrative Service Agreement ("Agreement") with the Parent.

On January 1, 2009, the Company adopted Financial Accounting Standards Board Accounting Standards Codification 740 (formerly FIN 48) *Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No.109* ("ASC 740"). ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, clarification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of ASC 740 had no impact in the financial statements of the Company and the Company has no liabilities for unrecognized tax benefits for the year ended December 31, 2009.

5. Related Party Transactions

The Company entered into the Agreement with Group on December 1, 2003. Under the Agreement the Company agrees to reimburse Group for all expenses directly attributable to the Company, and an allocable portion of expenses paid by Group for which Advisors has indirectly derived benefit.

SEC Rule 17a-3(a)(1) and (a)(2) state that a broker-dealer must reflect on its books each expense incurred relating to its business and any corresponding liability, regardless of whether a third party has agreed to assume the expense or liability.

The business of the Company as a broker-dealer in securities and a member of FINRA is conducted by the Company and under the control and management of the duly authorized personnel of the Company. The provisions of the Agreement with respect to payment of compensation to the Company by Group is not intended to constitute Group and the Company as partners or a joint venture, nor shall the personnel of the Company be deemed to be employees of Group. The executive officers of the Company have full authority with respect to hiring, training, assignment of duties, supervision, discipline and termination of all employees of the Company.

The Agreement may be terminated by either party upon five business days' prior written notice to the other party.

As of December 31, 2009, the Company had Due from Parent of $34,733 recorded on the statement of financial condition, representing an over accrual of allocable expenses to Parent pursuant to the Agreement.

6. Contingencies

In the normal course of business the Company may be named as a defendant in various lawsuits, and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. The Company records liabilities when the loss amounts are determined to be probable and reasonably estimatable. Although the outcome of any litigation cannot be predicted with certainty, management believes that the outcome of such normal proceedings will not be material to the financial condition, results of operations or cash flows of the Company.

7. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "rule"), which requires the maintenance of minimum net capital, as defined, which shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2009, the Company had net capital of $764,933 which was $664,933 in excess of its minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1. Certain advances, distributions and other equity withdrawals are subject to certain notifications and restriction provisions of the rule.

Supplementary Report

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

To the Member of
Rhône Group Advisors L.L.C.
New York, New York

In planning and performing our audit of the financial statements of Rhône Group Advisors L.L.C. (the "Company"), as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2010